Michael Page International
Corporate Office, Page House, 1 Dashwood Lang Road,
The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

IVED

2007 DEC 18 A 10: 11

14 November 2007

File No. 82-5162

Mary Cascio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW [redacted]
Washington DC 2054
USA

07028690

SUPPL

Dear Ms Cascio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Director/PDMR shareholding

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

PROCESSED
DEC 2 8 2007
THOMSON
FINANCIAL

dlw 12/19

Free annual report

Company	Michael Page International PLC
TIDM	MPI
Headline	Director/PDMR Shareholding
Released	10:52 22-Nov-07
Number	2770I

Michael Page
INTERNATIONAL

RNS Number:2770I
Michael Page International PLC
22 November 2007

MICHAEL PAGE INTERNATIONAL PLC

The Company announces that on 21st November 2007, Steve Ingham, Stephen Puckett and Charles-Henri Dumon, Executive Directors of the Company, each purchased 170,000 Ordinary Shares in the Company at 280p per share.

Following these transactions, their total holdings and hence voting rights in the Company are shown below.

Number of Shares / Options	Steve Ingham	Stephen Puckett	Charles-Henri Dumon
Shares	1,170,000	373,526	1,202,997
% share capital	(0.36%)	(0.12%)	(0.37%)
ESOS options	143,471	143,471	190,209
Incentive Share Plan (shares)	329,499	329,499	-
Incentive Share Plan (options)	-	-	329,499
Annual Bonus Plan (shares)	254,816	232,186	-
Annual Bonus Plan (options)	-	-	229,984

In addition to the awards/options listed above, each Executive Director is deemed to have a technical interest in the 6,257,147 remaining Ordinary Shares held beneficially and legally by the Employee Benefit Trust.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

Michael Page International plc
Kelvin Stagg, Company Secretary 01932 264141

Financial Dynamics
Richard Mountain 020 7269 7291

This information is provided by RNS
The company news service from the London Stock Exchange

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